100 S. Mill Ave., Suite 1600 Tempe, AZ 85281
FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO C.F.R. § 200.83

March 31, 2025

Via EDGAR and Overnight Delivery

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Melissa Kindelan
Christine Dietz

Re:	GoDaddy Inc.
Form 10-K for the fiscal year ended December 31, 2024
File No. 001-36904

Ladies and Gentlemen:
GoDaddy Inc. (“GoDaddy”, the “Company”, “we”, “us” or “our”) submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) received by letter dated March 17, 2025 (the “Comment Letter”) relating to the Company's Form 10-K for the fiscal year ended December 31, 2024 filed on February 20, 2025.
In this letter, we have recited the comment from the Staff in bold and italicized type and have followed it with the Company's response.
Confidential Treatment Request
Due to the commercially sensitive nature of information contained in this letter, the Company has requested confidential treatment of portions of the Company’s response to Comment No. 1 below in accordance with Rule 83 (17 C.F.R. § 200.83) of the Rules of Practice of the Commission. The EDGAR submission of this letter omits the portions for which confidential treatment is requested. The location of the information subject to the confidential treatment request is indicated in the EDGAR submission with [*]. A complete paper copy of this letter, including the portions for which confidential treatment is requested, is being provided supplementally to the Staff. The Company respectfully requests that we be notified immediately in accordance with the Company’s confidential treatment request letter submitted supplementally on the date hereof before the Commission permits any disclosure of the omitted confidential information.
Form 10-K for the fiscal year ended December 31, 2024
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Year-Over-Year Comparison, page 61
CONFIDENTIAL TREATMENT REQUESTED
BY GODADDY INC.

100 S. Mill Ave., Suite 1600 Tempe, AZ 85281
1.    We note your discussions of total and segment revenue provide the percentage growth in certain solutions; however, it is not clear how this growth impacted the quantitative change in the revenue line items. For example, you disclose that there was 20.3% growth in revenue related to your productivity applications; however, your current disclosure does not quantify how this growth contributed to the change in A&C revenue. Where a material change is attributed to two or more factors, including any offsetting factors, please revise to quantify the contribution of each factor. Refer to Item 303(a) of Regulation S-K. As part of your response, please provide us with proposed disclosure that is responsive to our concerns.
RESPONSE TO COMMENT 1: We acknowledge the Staff's comment and respectfully advise the Staff that in future filings we will include quantified disclosures, where available, for each material identified factor in instances where material changes in total and/or segment revenue are attributable to two or more factors. Below is an example of our proposed disclosure within Management’s Discussion and Analysis of Financial Condition and Result of Operations.
As Disclosed in our Form 10-K for the fiscal year ended December 31, 2024:
Total revenue increased 7.5%, due to the increases in our A&C and Core revenues, as described below:
A&C. The 15.6% increase in A&C revenue for the year ended December 31, 2024 was driven by: (i) 20.3% growth in revenue related to our productivity applications, most notably from our pricing and bundling initiatives; (ii) 8.7% growth in revenues due to continued customer adoption of our subscription-based products designed to establish and grow an online presence; and (iii) 40.1% growth in revenue related to our commerce solutions, as continued customer adoption has resulted in an increase in payment volume.
Core. The 3.4% increase in Core revenue for the year ended December 31, 2024 was driven by 7.1% growth in domain registration and add-on revenues and 5.0% growth in aftermarket revenues due to increasing sales volume. Partially offsetting these increases was an 11.6% decrease in hosting revenues primarily due to end-of-life and migration activities from certain products and disposition of certain hosting assets.
Proposed Illustrative Disclosure for Future Filings:
Total revenue increased 7.5%, due to the increases in our A&C and Core revenues, as described below:
A&C. A&C revenue grew $222.6 million, or 15.6%, for the year ended December 31, 2024, driven by a [*] million increase in revenues from our productivity applications, which benefited from our pricing and bundling initiatives, and a [*] million increase in revenues from continued customer adoption of our subscription-based presence products and commerce solutions.
Core. The $96.5 million, or 3.4%, increase in Core revenue for the year ended December 31, 2024 was driven by growth in domain registration and add-on revenues as well as growth in aftermarket revenues due to increasing sales volume, contributing [*] million and [*] million of the increase, respectively. Partially offsetting these increases was a [*] million decrease in hosting revenues primarily due to end-of-life and migration activities from certain products and disposition of certain hosting assets.
Consolidated Financial Statements
Note 18. Segment Information, page 113
CONFIDENTIAL TREATMENT REQUESTED
BY GODADDY INC.

100 S. Mill Ave., Suite 1600 Tempe, AZ 85281
2.    We note your disclosure of other segment items and that you do not disclose significant segment expenses. Please tell us how you considered ASC 280-10-50-26C and ASC 280-10-55-15G which requires that if any entity does not disclose significant expense categories and amounts it shall explain the nature of the expense information the chief operating decision maker uses to manage operations.
RESPONSE TO COMMENT 2: We acknowledge the Staff's comment and respectfully advise the Staff that the chief operating decision maker uses consolidated expense information to manage operations and is not regularly provided disaggregated expenses for each of the segments. In future filings, we will expand our disclosures to explain the nature of the expense information the chief operating decision maker uses to manage operations.
3.    Please tell us how the chief operating decision maker uses the reported measure of segment profit or loss in assessing segment performance and deciding how to allocate resources and tell us what consideration was given to disclosing such information. Refer to ASC 280-10-50-29(f).
RESPONSE TO COMMENT 3: We acknowledge the Staff's comment and respectfully advise the Staff that the chief operating decision maker uses Segment EBITDA, the reported measure of segment profit or loss in assessing segment performance and deciding how to allocate resources, by monitoring actual results versus the annual plan. This comparison is performed to make strategic decisions regarding segment profitability, resource allocation, pricing strategies and cost optimization. In future filings, we will expand our disclosures to clarify how the chief operating decision maker uses Segment EBITDA in assessing segment performance and deciding how to allocate resources.
*****
In connection with our response to the Staff's comments, we acknowledge that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.
Please direct any questions or comments regarding this letter to the undersigned at (480) 505-8800 or mmccaffrey@godaddy.com.
Sincerely,
/s/ Mark McCaffrey

Mark McCaffrey
Chief Financial Officer

cc:	Jared Sine
GoDaddy Inc.

Alan F. Denenberg
Davis Polk & Wardell, LLP

CONFIDENTIAL TREATMENT REQUESTED
BY GODADDY INC.